UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

Comisión Nacional del Mercado de Valores

C/Edison, 4

28006 – Madrid

Abengoa, S.A. (“Abengoa” or the “Company”), pursuant to article 228 of the Restated Securities Market Act approved by Royal Legislative Decree 4/2015, of 23 October (el Texto Refundido de la Ley del Mercado de Valores, aprobado por el Real Decreto Legislativo 4/2015, de 23 de octubre), informs the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores) of the following:

Material fact (Hecho relevante)

In connection with the negotiation process that the Company is carrying out with its financial creditors, the Company informs that on the date hereof it has filed with the Mercantile Court of Seville nº 2 an application for the judicial approval (homologación judicial) of the standstill agreement (the “Standstill Agreement”) referred to in the relevant facts filed on March 16 and 17 de (reference numbers 236368 and 236449) which has obtained the support of 75.04 per cent of the financial creditors to which it was addressed, being therefore over the legally required majority (60 per cent). However, it is hereby noted that, in accordance with the terms of the Standstill Agreement, new creditors can adhere to the Standstill Agreement until the date in which the Judge resolves, therefore, the percentage could be increased during the following days.

Seville, 28 March 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: 28 March, 2016	By:	/s/ Joaquín Fernández de Pierola
	Name:	Joaquín Fernández de Pierola
	Title:	CEO